Exhibit 99.1

COSTAMARE INC. ANNOUNCES FORMATION OF NEW DRY BULK OPERATING PLATFORM

MONACO, November 30, 2022 -– Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) announced today that it has established a new dry bulk operating platform.  The new venture will operate out of Costamare Bulkers Inc. (“CBI”), a subsidiary of the Company organized in the Republic of the Marshall Islands, and will be supported by a team of experienced professionals who will join Costamare in investing in the new venture.  CBI will be chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment for dry bulk goods and utilizing hedging solutions, including forward freight agreements and bunker hedging.

Considering the elevated levels of asset values in the containership sector and Costamare’s counter-cyclical investment approach, the Company believes that the new venture provides an attractive risk-reward profile for the deployment of the Company’s capital.

The new venture will have a global footprint through offices in Athens and Monaco and through agencies in Copenhagen, Hamburg and Singapore.  CBI’s operations are expected to commence in the fourth quarter of 2022.

Costamare, through a wholly owned subsidiary, will hold 92.5% of the shares of CBI, and Jens Jacobsen, Kishore Sunder Anchan and Tom Hagen (collectively, the “Partners”) will each indirectly  hold 2.5% of the shares of CBI.  Costamare has committed to investing up to $200 million in CBI.  The new venture is expected to employ minimal, if any, financial leverage.

In connection with the establishment of the new dry bulk operating platform, CBI has entered into a Shareholders’ Agreement with the Partners.  Among other provisions, the terms of the Shareholders’ Agreement include that the Board of Directors of CBI will consist of five directors, three of which will be appointed by Costamare and two of which will be appointed by the Partners.  Costamare’s Chairman and CEO, Konstantinos Konstantakopoulos, and CFO, Gregory Zikos, as well as Dimitrios Sofianopoulos, Jens Jacobsen and Kishore Sunder Anchan will serve as initial directors of CBI.  The Shareholders’ Agreement also provides that the Board of Directors of CBI will make decisions by majority vote, except for certain reserved matters, that Costamare and the Partners may not pledge or encumber their respective shares in CBI and that the shares are subject to a 36-month lock-up period.

The new venture is established on the same ethical values and business principles followed by Costamare over the past decades, and such values and principles are also shared by our partners.

The Board of Directors of the Company has unanimously approved the Shareholders’ Agreement.

As mentioned above, CBI has entered into agreements with three local agencies in Germany, Denmark and Singapore (the “Local Agency Agreements”) for the provision of chartering, cargo sourcing and research services on a cost-plus basis.  Each of the local agencies are wholly owned by the Company’s Chairman and CEO, Konstantinos Konstantakopoulos, and each of the local agencies will be run by one of the Partners.

The Audit Committee of the Company, comprised solely of independent and disinterested directors, reviewed the Local Agency Agreements and unanimously recommended that the Board of Directors approve the Local Agency Agreements.  Upon the recommendation of the Audit Committee, the Board of Directors of the Company has unanimously approved the Local Agency Agreements.

The new dry bulk operating platform represents a new line of business for the Company. Uncertainties and risks related to the Company’s entry into the new line of business could include, but are not limited to, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond the Company’s control, including global economic conditions, the dry bulk charter market, marine disasters, environmental accidents, war, terrorism, piracy and other circumstances or events.  CBI intends to employ risk control and mitigation techniques, such as entering into forward freight agreements and bunker swap agreements, but there is no guarantee that these techniques will be successful. We do not expect there to be significant Greek tax implications for the Company due to the new dry bulk operating platform, but this has not been tested and there may be significant negative tax effect for the Company if the Greek tax authorities make an unfavorable assessment.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 48 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 537,000 TEU (including two vessels that we have agreed to sell) and 45 dry bulk vessels with a total capacity of approximately 2,436,000 DWT. Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com